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                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549



                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                 For the month of November, 2001


                      STELMAR SHIPPING LTD.
         (Translation of registrant's name into English)

                          Status Center
                         2A Aeros Street
                     Vouliagmeni, GR, 16671
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X



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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Set forth herein is an announcement by Stelmar Shipping
Ltd (the "Company") relating to the purchase of shares of common stock of the Company by certain officers and members of the Board of Directors of the Company earlier this year.

Announcement Of Share Purchases

         Peter Goodfellow, Chief Executive Officer and Director of Stelmar Shipping Ltd. (the "Company") and Stamatis Molaris,
Chief Financial Officer and Director of the Company, each purchased 5,000 shares of common stock of the Company on March 9, 2001 at a price of $12.00 per share.

         On July 23, 2001, Mr. Goodfellow and Mr. Molaris each purchased an additional 2,500 shares of common stock of the Company at a price of $14.80 per share.

         Messrs. Goodfellow and Molaris have not sold any of these shares.
































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                           SIGNATURES

         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                      STELMAR SHIPPING LTD.
                          (registrant)




Dated:  November 7, 2001         By:/s/ Peter Goodfellow
       --------------------      --------------------------
                                 Peter Goodfellow
                                 Chief Executive Officer


































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